Exhibit 4.26

Power of Attorney

We, Beijing Lebai Education Consulting Co., Ltd., is duly established and validly registered under the laws of the People’s Republic of China (“PRC”) with legal address at 4-02, 4-09, 4-10, 4-15, No. 6 Building 4 Floor 4, Wangjingfutong Street, Chaoyang District, Beijing, and holds equity interests and interests of sponsors of the following entities:

1)	51% of equity interests of Beijing Tianxun Education Consulting Co., Ltd.;
2)	100% of founders’ interests of Beijing Shijingshan District Firstleap Children English Training School;
3)	100% of founders’ interests of Beijing Chaoyang District Firstleap Children English Training School;
4)	100% of equity interests of Nanjing Lebai Education Information Consulting Co., Ltd.;
5)	100% of equity interests of Chongqing Firstleap Education Information Consulting Co., Ltd.;
6)	100% of equity interests of Hefei Lebai Education Consulting Co., Ltd.;
7)	100% of equity interests of Shenyang Libei Education Information Consulting Co., Ltd. (1-7 are collectively hereinafter referred to as “Equity Interests”)

Any time after the date of the execution of this Power of Attorney, in the event that we invest in or control any other entities, including but not limited to companies, schools and other affiliates of which we hold at least 50% of investment interests, we promise to add the equity interests of such new entities to the scope of Equity Interests hereunder.

Subject to the laws and regulations of PRC, we hereby irrevocably authorize Beijing Lebai Information Consulting Co., Ltd. (“WFOE”) to exercise the following rights concerning the abovementioned Equity Interests within the effective term of this Power of Attorney:

We exclusively authorize WFOE or its designated representative(s) (“Trustee”) to exercise our rights as our agent according to the agent’s own will, which include but not limited to:

1.	Proposing the shareholders’ meeting or the board meeting according to Articles of Association of the companies or schools (as applicable), participating in the shareholders’ meeting and the board meeting of the companies or schools, and executing relevant resolutions;
2.	Exercising all the rights of shareholder or sponsor of the companies or schools on their shareholders’ meetings or board meetings according to relevant laws and regulations and the Articles of Association of such companies or schools, including but not limited to the right to nominate, the right to vote and the right to appoint;
3.	Representing us to submit documents which shall be submitted by shareholders or sponsors to relevant competent governmental authorities;
4.	Exercising the right of dividend, the right to sell, transfer or assign, pledge or dispose all or part of equity interests owned by us, the right of distribution of residual properties after the liquidation of the companies provided under the laws and Articles of Association of the companies;
5.	Constituting the liquidation group and exercising the authorities of liquidation group during the liquidation in the event of liquidation or dissolution, including but not limited to the management of companies’ assets; and
6.	Any other rights of us as a shareholder of the companies.

Within the effective term of this Power of Attorney and subject to the laws and regulations of PRC, we covenant to deliver the dividends, bonus or any other property distributed from the companies to WFOE or any third party designated by WFOE as soon as possible within three (3) days after receipt of such dividends, bonus or any other property.

During the term that we are a shareholder of the companies, this Power of Attorney shall be irrevocable and continuously effective from the date of execution of this Power of Attorney, regardless of the change of proportions of equity interests owned by us. When and only when WFOE sends a written notice to us concerning the substitution of the Trustee, shall us immediately designate another Trustee designated by WFOE to exercise the rights under this Power of Attorney. Once the new authorization has been made, the new authorization shall supersede the original one. We shall not revoke the delegation and authorization it made to Trustee except for abovementioned event. During the effective term of this Power of Attorney, we hereby waive all of the rights which have been authorized to Trustee through this Power of Attorney and shall not exercise such rights.

We hereby acknowledge any legal consequences caused by Trustee’s exercise of the authorities and agree to bear any liabilities thereof. We hereby confirm that in any case Trustee shall not be required to bear any liabilities or make any economic compensation for exercise of such authorities. Moreover, we agree to compensate for any damage suffered or probably suffered by WFOE due to designating Trustee to exercise authorities and keep WFOE harmless, including but not limited to any loss due to litigations, recoveries, arbitrations, claims for compensation or any other loss caused by inspect and punishment conducted by governmental authorites.

We will provide Trustee with sufficient assistance on the exercise of the abovementioned authorities, and cause the companies to provide sufficient assistance, including timely executing the shareholders’ decision or other legal documents provided by Trustee when necessary (for instance, documents required to be submitted with relevant governmental authorities for approval, registration or filing procedures), authorizing Trustee to get access to information concerning the operation, business, clients, finance, staff, etc. of the companies and to consult relevant materials of the companies.

If the authorization or exercise of the abovementioned rights cannot be realized for any reason within the effective term of the Power of Attorney (except for the reason that we violates this Power of Attorney), the parties shall seek an alternative method which is most similar with the arrangements hereunder and modify or adjust the terms and conditions of the Power of Attorney by signing supplementary agreement as necessary to ensure the realization of the purpose of the Power of Attorney.

This Power of Attorney takes effect on the date of execution, and shall be continuously effective during the effective term of Exclusive Business Cooperation Agreement executed by and among WFOE, the companies, we and other parties.

Beijing Lebai Education Consulting Co., Ltd. (Seal) /Seal/

Authorized Representative: /s/ Wu Ying

Date: October 26, 2015